Exhibit 4.9

SOUTHERN CALIFORNIA GAS COMPANY
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Southern California Gas Company (“SoCalGas,” “we” or “our”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.
Capital Stock:

▪	6% Preferred Stock, $25 par value (the “6% preferred stock”)

▪	6% Preferred Stock, Series A, $25 par value (the “series A preferred stock,” and together with the 6% preferred stock, unless the context indicates or otherwise requires, the “preferred stock”)
DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation (as they may be amended from time to time and including any Certificate of Determination that has been filed and is then in effect, the “Articles of Incorporation”) and Bylaws (as they may be amended from time to time, the “Bylaws”), each of which is an exhibit to the Annual Report on Form 10-K with which this Exhibit 4.9 is filed or incorporated by reference, as well as applicable provisions of California law. We encourage you to read our Articles of Incorporation and Bylaws and applicable provisions of California law for additional information.
The total number of shares of all classes of capital stock that SoCalGas is authorized to issue is 111,000,000, of which 100,000,000 are shares of common stock, no par value; 160,000 are shares of 6% preferred stock; 840,000 are shares of series A preferred stock; 5,000,000 are shares of series preferred stock, no par value; and 5,000,000 are shares of preference stock, no par value. Shares of series preferred stock and preference stock may be issued from time to time in one or more series as determined by the Board of Directors. No other classes of capital stock are authorized under our Articles of Incorporation.
Preferred Stock
Ranking
All shares of preferred stock and series preferred stock rank on parity with each other with respect to the payment of dividends and distributions in the event of our liquidation or dissolution. All shares of preferred stock rank senior to our preference stock, and all shares of preferred stock rank senior to our common stock, in each case with respect to the payment of dividends and distributions in the event of our liquidation or dissolution.
Dividend Rights
The holders of preferred stock are entitled, without preference as between such classes or series of stock, to receive, if, when and as declared by the Board of Directors, out of any legally available funds, dividends at the respective rates established for such classes and series before any dividends are declared and set apart for payment or paid on the preference stock or the common stock. Dividends on the preferred stock are payable at the annual rate of 6% of the $25 par value thereof. The dividends on the preferred stock are cumulative, so that if, for any period, the full amount of dividends is not declared and set apart for payment or paid on all outstanding shares of preferred stock, the deficiency shall be payable subsequently before any dividend is declared and set apart for payment or paid on the preference stock or the common stock. The holders of preferred stock are not entitled to any further dividend.
Liquidation Rights
In the event of our liquidation or dissolution, the holders of the preferred stock and any series preferred stock would be entitled, without preference as between the series of preferred stock or series preferred stock, to receive out of our assets available for distribution to shareholders and after payment of or provision for our debts and other liabilities, the respective liquidation preferences established for each series of preferred stock and series preferred stock and accrued and unpaid dividends thereon before any distribution of assets is made to the holders of the preference stock or common stock. The liquidation preference of our preferred stock is $25.00 per share. After payment in full of the respective amounts to which the holders of the preferred stock and series preferred stock are entitled in the event of our liquidation or dissolution, the holders of any preference stock would be entitled, without preference as between any series of preference stock, to receive out of our assets available for distribution to shareholders and after payment of or provision for our debts and other liabilities, the respective liquidation preferences established for each such series and accrued and unpaid dividends thereon before any distribution of assets is made to the holders of the common stock. The liquidation preference per share for any series of preference stock would be established by the Board of Directors in the resolutions establishing such series. After payment in full of the respective amounts to which the holders of preferred stock and each series of our series preferred stock and preference stock are entitled in the event of our liquidation or dissolution, and after payment of or provision for our debts and other liabilities, the holders of our 6% preferred stock and the holders of our common stock would be entitled to receive, pro rata, our remaining assets available for distribution to shareholders.
Voting Rights
The holders of preferred stock, any series of series preferred stock and preference stock and common stock are entitled to one vote for each share and all vote together in the election of directors and on all matters presented to shareholders, except those matters for which a vote by class or series is required by applicable law.
Other Rights
Our preferred stock does not contain any conversion rights or sinking fund or redemption provisions. Holders of our preferred stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock.
Listing
Our 6% preferred stock is listed on the OTC Markets quotation system under the symbol “SOCGM.” Our series A preferred stock is listed on the OTC Markets quotation system under the symbol “SOCGP.”

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